UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Marinus Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

56854Q101

(CUSIP Number)

August 19, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56854Q101	SCHEDULE 13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Canaan VII L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 861,399
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 861,399
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,399
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% [1]
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 19,509,220 shares of common stock issued and outstanding as of August 8, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016.

CUSIP No. 56854Q101	SCHEDULE 13G/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Canaan Partners VII LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 861,399
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 861,399
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,399
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.4% [1]
12.	TYPE OF REPORTING PERSON OO

1	The percent of class was calculated based on 19,509,220 shares of common stock issued and outstanding as of August 8, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016.

CUSIP No. 56854Q101	SCHEDULE 13G/A	Page 4 of 6 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Marinus Pharmaceuticals, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

170 N. Radnor Chester Rd. Suite 250 Radnor, PA 19087

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)     Canaan VII L.P., a Delaware limited partnership (the “Fund”); and

(ii)    Canaan Partners VII LLC, a Delaware limited liability company (the “General Partner”);

The address of the principal business office of each of the reporting persons are 285 Riverside Avenue, Suite 250, Westport, Connecticut 06880.

	(d)	Title of Class of Securities:

Common stock, $0.001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number:

56854Q101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 56854Q101	SCHEDULE 13G/A	Page 5 of 6 Pages

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i) The Fund directly owns 861,399 shares of Common Stock, which represents approximately 4.4% of the outstanding shares of Common Stock.

(ii)    The General Partner is the general partner of the Fund and may be deemed to beneficially own 861,399 shares of Common Stock, which represents approximately 4.4% of the outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Canaan VII L.P.	861,399	-0-	861,399	-0-
Canaan Partners VII LLC	861,399	-0-	861,399	-0-

(i)     Sole power to vote or direct the vote

(ii)    Shared power to vote or to direct the vote

(iii)  Sole power to dispose or to direct the disposition of

(iv)   Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 19,509,220 shares of common stock issued and outstanding as of August 8, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

In light of the change in beneficial ownership due to stock sales which began in July 2016 and with the most recent sale on August 19, 2016, this Amendment No. 1 to Schedule 13G is being filed to report the fact that as of August 22, 2016, all of the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Stock. As a result, each of the Reporting Persons to this Amendment No. 1 to Schedule 13G have no further reporting obligations on Schedule 13G with respect to its ownership of Common Stock of the Issuer, unless and until such time, that any transaction(s) were to occur that would require the Reporting Persons to resume their reporting obligations on Schedule 13G.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification .

Not applicable.

CUSIP No. 56854Q101	SCHEDULE 13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2016

CANAAN VII L.P.

By:	CANAAN PARTNERS VII LLC, its General Partner

	By:	/s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact

CANAAN PARTNERS VII LLC

By:	/s/ Nancy Levenson
Nancy Levenson, Attorney-in-Fact